                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                            GARDEN RIDGE CORPORATION
                           (Name of Subject Company)

                            GARDEN RIDGE CORPORATION
                       (Name of Person Filing Statement)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
           (including the associated preferred stock purchase rights)
                         (Title of Class of Securities)

                                   36541P104
                     (CUSIP Number of Class of Securities)

                                 JANE ARBUTHNOT
                            GARDEN RIDGE CORPORATION
                         19411 ATRIUM PLACE, SUITE 170
                              HOUSTON TEXAS 77084
                                 (281) 579-7901

                 (Name, address and telephone number of person
                authorized to receive notice and communications
                   on behalf of the person filing statement)

                                   COPIES TO:

                                DAVID F. TAYLOR
                            LOCKE LIDDELL & SAPP LLP
                                3400 CHASE TOWER
                                   600 TRAVIS
                              HOUSTON, TEXAS 77002
                                 (713) 226-1496
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ITEM 1. SECURITY AND SUBJECT COMPANY.

     The name of the subject company is Garden Ridge Corporation, a Delaware corporation (the "Company"), and the address of the principal executive offices of the Company is 19411 Atrium Place, Suite 170, Houston, Texas 77084. The title of the class of equity securities to which this statement relates is the Company's common stock, par value $0.01 per share (the "Common Stock").

ITEM 2. TENDER OFFER OF THE BIDDER.

     This statement relates to the tender offer (the "Offer") described in the Tender Offer Statement on Schedule 14D-1, dated November 23, 1999 (as amended or supplemented, the "Schedule 14D-1"), filed by GR Acquisition Corporation, a Delaware corporation (the "Purchaser"), GRDG Holdings LLC, Three Cities Fund II L.P. and Three Cities Offshore II C.V. with the Securities and Exchange Commission (the "Commission"), relating to an offer by the Purchaser to purchase all of the outstanding shares of Common Stock and associated preferred stock purchase rights (collectively, the "Shares") at a price of $11.50 per Share, net to the seller in cash, without interest thereon (the "Offer Price"), upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase, dated November 23, 1999, and the related Letter of Transmittal (together, the "Offer Documents"), copies of which are filed as Exhibits 1 and 2 to this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Schedule 14D-9"), respectively.

     The Offer Documents indicate that the principal executive offices of the Purchaser are located at the offices of Three Cities Research, Inc., 650 Madison Avenue, New York, New York, 10022. The Offer is being made pursuant to the Plan and Agreement of Merger, dated as of November 22, 1999 (the "Merger Agreement"), between the Company and the Purchaser. A copy of the Merger Agreement is filed as Exhibit 3 to this Schedule 14D-9, and is incorporated herein by reference in its entirety. Pursuant to the Merger Agreement, if (1) at least 51% of the outstanding shares of Common Stock which neither the Purchaser nor its parent, GRDG Holdings LLC, owns when the Purchaser makes a public announcement of the Offer are properly tendered in response to the Offer and not withdrawn, (2) the Purchaser purchases the shares of Common Stock which are properly tendered in response to the Offer and not withdrawn, and (3) the conditions to the Merger (as hereinafter defined) are satisfied or waived, then the Purchaser will be merged with and into the Company (the "Merger"), with the Company continuing as the surviving corporation. In the Merger, each Share outstanding immediately before the Effective Time (as defined in the Merger Agreement) (other than Shares held in the treasury of the Company or Shares owned by the Purchaser or any other direct or indirect subsidiary of the Company), will be converted into and become the right to receive $11.50 per Share, net to the seller in cash, without interest thereon (the "Merger Price"). The Merger Agreement is summarized in Item 3 of this Schedule 14D-9.

ITEM 3. IDENTITY AND BACKGROUND

     (a) The name and address of the Company, which is the person filing this
Schedule 14D-9, are set forth in Item 1 above. Unless the context otherwise requires, references to the Company in this Schedule 14D-9 are to the Company and its subsidiaries, viewed as a single entity.

     (b) Each material contract, agreement, arrangement and understanding and actual potential conflict of interest between the Company or its affiliates and
(1) the Company's executive officers, directors or affiliates or (2) the Purchaser, its executive officers, directors or affiliates, is described below or incorporated herein by reference as provided below.

     Certain contracts, agreements, arrangements and understandings between the Company and its executive officers, directors and affiliates are described in the sections entitled "Common Stock Outstanding and Principal Holders Thereof," "Director Compensation," and "Certain Transactions" in the Company's Proxy Statement dated April 29, 1999, relating to its 1999 Annual Meeting of Stockholders held on June 10, 1999 (the "Proxy Statement"). A copy of such Proxy Statement is filed as Exhibit 4 hereto and is incorporated herein by reference.

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THE MERGER AGREEMENT

     The Merger Agreement, a copy of which is attached as Exhibit 3 to this
Schedule 14D-9, should be read in its entirety for a more complete description of the terms and provisions of the Merger Agreement. The following is a summary of certain portions of the Merger Agreement which relate to arrangements among the Company and the Purchaser and the Company's executive officers and directors.

     Agreement with Respect to Director and Officer Indemnification and Insurance. Following the Merger, the surviving corporation will honor, and will not amend or modify for a period of six years, the obligations of the Company to indemnify present and former directors, officers or employees. The surviving corporation will maintain for at least six years the Company's directors' and officers' insurance in effect on the date of the Merger Agreement to the extent that such insurance is available at a cost not exceeding $75,000.

     Stock Options. All outstanding stock options will be canceled prior to the consummation of the Offer in exchange for an amount in cash equal to the amount, if any, by which the Merger Price exceeds the per share exercise price of the option, times the number of shares of Common Stock issuable upon exercise of the option in full. In addition, as of the Effective Time of the Merger, all stock option plans shall terminate and no participant in any stock option plan shall have any right to acquire any capital stock of the Company.

RIGHTS AGREEMENT

     The Company has in place an amended and restated rights agreement dated as of July 14, 1999 (the "Rights Agreement"). The Rights Agreement was adopted by the Board for the purpose of protecting the Company and the stockholders from coercive or otherwise unfair takeover attempts.

     Under the Rights Agreement, upon certain "Triggering Events," each stockholder of the Company, other than stockholders who have acquired beneficial ownership of 25% or more of the Company's shares (defined by the Rights Agreement as "Acquiring Persons"), are entitled to exercise certain "Rights". If any Acquiring Person were to acquire 25% or more of the Shares of the Company, each Right then outstanding would become a right to buy that number of Preferred Shares that at the time of acquisition would have a market value of two times the purchase price of the Right. If the Company were acquired in a merger or other business combination transaction or more than 50% of its consolidated assets or earning power were sold, each holder of a Right will thereafter have the right to receive that number of shares of common stock of the acquiring company which at the time of such transaction would have a market value of two times the purchase price of the Right.

     These Rights, if exercised, significantly dilute the value of the Acquiring Person's Shares, thus making it very expensive for the Acquiring Person to acquire control of the Company without the consent of the Company.

     The Offer and the Merger normally would constitute Triggering Events under the Rights Agreement. However, the Board, because it has determined that the Offer and the Merger are in the best interests of the Company's stockholders, and in order to facilitate the Offer and the Merger, has amended the Rights Agreement to provide that none of the Purchaser, GRDG Holdings LLC, Three Cities Fund III, L.P., nor any of their respective affiliates is an Acquiring Person (as defined under the Rights Agreement), and that the Offer, Merger, and other transactions contemplated by the Merger Agreement are not Triggering Events (as defined under the Rights Agreement) so as to trigger the Rights issued under the Rights Agreement, and do not otherwise result in any of the consequences contemplated by the Rights Agreement. This amendment to the Rights Agreement is required by the Merger Agreement. A copy of the Rights Agreement and the amendment to same are filed herewith as Exhibits 5 and 6 and are incorporated herein by reference, and the foregoing summary is qualified in its entirety by reference thereto.

LIMITATION OF LIABILITY

     The Company's Certificate of Incorporation provides that a director of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director unless, and only to the extent that, such director is liable (1) for any breach of the director's duty of
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loyalty to the Company or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or are in violation of law,
(3) for any transactions from which the director derived any improper personal benefits, or (4) for any violations under Section 174 of the Delaware General Corporation Law. The effect of this provision of the Company's Certificate of Incorporation is to eliminate the rights of the Company and its stockholders (through stockholders' derivative suits on behalf of the Company) to recover monetary damages against a director for breach of his fiduciary duty (including breaches resulting from negligent or grossly negligent behavior) except in the situations described in clauses (1) through (4) above. This provision does not limit or eliminate the rights of the Company or any stockholder to seek non-monetary relief such as an injunction or rescission in the event of a breach of a director's fiduciary duty.

CERTAIN CONFLICTS

     Stock Options. As of the date of filing of this Schedule 14D-9, the current directors and executive officers of the Company as a group hold stock options to purchase an aggregate of approximately 573,950 shares at exercise prices ranging from $5.563 to $27.625 per Share granted under the Company's stock option plans. All outstanding stock options will be canceled prior to the consummation of the Offer in exchange for an amount in cash equal to (a) the amount, if any, by which the Merger Price exceeds the per share exercise price of the option, times
(b) the number of shares of common stock issuable upon exercise of the option in full. In addition, as of the Effective Time of the Merger, all stock option plans shall terminate and no participant in any stock option plan shall have any right to acquire any capital stock of the Company.

     Employment Agreements. The Company maintains an employment agreement with Paul T. Davies (the "Davies Employment Agreement"), President and Chief Executive Officer of the Company, a copy of which is filed herewith as Exhibit 7 and is incorporated herein by reference. The Davies Employment Agreement provides that upon a Change of Control (as defined in the Davies Employment Agreement), the unvested option to purchase 375,000 shares of Common Stock granted to Mr. Davies under Section 4.4.3 of the Davies Employment Agreement shall immediately vest and shall be exercisable in accordance with its terms for a period of one year after the date of the Change of Control. This option will be treated as set forth above under "Stock Options." In addition, the Davies Employment Agreement provides that upon termination of Mr. Davies' employment by the Company after a Change of Control transaction is announced, the Company shall pay to Mr. Davies a lump sum in amount equal to 200% times the sum of (a) Mr. Davies' Base Compensation (as defined in the Davies Employment Agreement) in the Company's most recent fiscal year plus (b) Mr. Davies' Bonus Payment (as defined in the Davies Employment Agreement) for the Company's most recent fiscal year. The acquisition of Shares pursuant to the Offer and the Merger will constitute a Change of Control for purposes of the Davies Employment Agreement.

     The Company has also entered into an employment agreement with Armand Shapiro, a director of the Company, a copy of which is filed herewith as Exhibit 8 and is incorporated herein by reference.

     Other Matters. Certain other transactions have occurred, or relationships exist, between the Company and its directors, executive officers or affiliates. See "Director Compensation" in Exhibit 4 hereto.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

     (a) The Company's Board of Directors has approved the Merger Agreement and the transactions contemplated thereby and determined that the Offer and the Merger are fair to and in the best interests of the stockholders of the Company and recommends that all stockholders of the Company accept the Offer and tender all their Shares pursuant to the Offer. This recommendation is based in part upon an opinion (the "Fairness Opinion") received by the Company from The Robinson-Humphrey Company, LLC ("Robinson-Humphrey") that the consideration to be received by the Company's stockholders in the Offer and the Merger is fair to the stockholders from a financial point of view. No limitations were imposed by the Board or management of the Company on Robinson-Humphrey with respect to the investigation made, or the procedures followed by it, in rendering the Fairness Opinion. For purposes of its opinion, Robinson-Humphrey relied, without independent verification, on the accuracy, completeness and fairness of all financial and other

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information reviewed by it. The Fairness Opinion contains a description of the factors considered, the assumptions made and the scope of review undertaken by Robinson-Humphrey in rendering its opinion. THE FULL TEXT OF THE FAIRNESS OPINION RECEIVED BY THE COMPANY FROM ROBINSON-HUMPHREY IS FILED AS EXHIBIT 9 TO THIS SCHEDULE 14D-9 AND IS INCORPORATED HEREIN BY REFERENCE IN ITS ENTIRETY. STOCKHOLDERS ARE URGED TO READ SUCH OPINION IN ITS ENTIRETY.

     The Merger is conditioned upon, among other things, there being validly tendered and not withdrawn prior to the expiration of the Offer at least that number of Shares which would constitute 51% of the outstanding Shares which neither the Purchaser nor GRDG Holdings owns when the Purchaser makes a public announcement of the Offer (the "Minimum Condition"). Under Delaware law, the approval of the Board and the affirmative vote of the holders of a majority of the outstanding Shares are required to approve the Merger. Accordingly, if the Minimum Condition is satisfied, the Purchaser will have sufficient voting power to cause the approval of the Merger without the affirmative vote of any other stockholder.

     The Offer is scheduled to expire at 12:00 midnight, New York City Time, on Wednesday, December 22, 1999, unless the Purchaser, subject to certain limitations, elects to extend the period of time for which the Offer is open. A copy of the press release issued jointly by the Company and the Purchaser on November 22, 1999, announcing the Offer and the Merger is filed as Exhibit 10 to this Schedule 14D-9 and is incorporated herein by reference.

     (b) In July 1992, a group of entities advised by Three Cities Research, Inc. ("TCR") and other investors acquired the Company. At that time, the Company entered into an Advisory Agreement with TCR under which it agreed that, for five years, it would pay TCR a fee of $50,000 per year for advisory services and reimburse TCR for out-of-pocket expenses up to $25,000 per year. That Advisory Agreement was renewed in 1996 for another five years.

     In November 1994, the entities advised by TCR sold some stock of the Company to additional private investors.

     In May 1995 and April 1996, the Company and some of its stockholders sold Common Stock in underwritten public offerings. Also, between August 1995 and June 1996, the entities advised by TCR distributed some of their shares to their investors. The public offerings and distributions of shares to investors reduced the shares owned by the entities advised by TCR to 2% of the outstanding Common Stock. However, Teribe Ltd., one of the investors in those entities (which subsequently has been renamed Quilvest American Equity Ltd.) owned an additional 11.95% of the outstanding Common Stock. It subsequently increased its ownership to 19.89%.

     During the second and third quarters of 1996, the Company's Common Stock traded at prices in excess of $20 per share (giving effect to a June 1996 stock split), reaching a high of $30 per share in May 1996. However, late in 1997, the price of the Common Stock fell to below $10 per share and, although it rose back to slightly more than $20 per share during the second quarter of 1998, by October 1998 it had fallen below $7 per share and by April 1999 it had fallen to slightly more than $5 per share.

     During the early summer of 1999, while TCR was speaking with investors in its prior funds about their investing in Three Cities Fund III, L.P. (which was being formed), several of those investors complained about the performance of the Company's Common Stock. Because TCR believed the Common Stock was under-valued, H. Whitney Wagner, a managing director of TCR who is a member of the Company's Board, suggested that the Company purchase back some of its Common Stock. Subsequently, on August 26, 1999, the Company began a tender offer for up to 3,000,000 shares of its Common Stock at $7 per share. A total of 1,189,411 shares were tendered in response to this tender offer, which ended on September 23, 1999.

     On September 30, 1999, J. William Uhrig, a managing director of TCR, sent a letter to Paul Davies, the President and Chief Executive Officer of the Company, proposing that funds advised by TCR and a group of investors in prior TCR funds who still hold Common Stock acquire all the stock of the Company through a tender offer and a merger in which all the Company's stockholders, other than those who participated in the acquisition, would receive $9.50 per share. In that letter, Mr. Uhrig requested that, in order to be sure that
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TCR's arranging to have stockholders contribute their Common Stock to the
Purchaser would not cause the contemplated tender offer and merger to be subject to the special requirements of Section 203 of the Delaware General Corporation Law, the Company's Board approve the acquisition by the Purchaser of some or all of the shares of the Company's Common Stock held by former investors in funds advised by TCR. That letter made it clear that the Board's taking that action would in no way commit it to approve the transaction proposed in the letter or any other transaction. However, it would make it possible for TCR to form the Purchaser and put it in a position to proceed with a transaction if the Company's Board approved one.

     After receiving TCR's September 30 letter, the Company's Board formed a Special Committee, consisting of four directors who had no relationship with TCR or funds advised by it. In particular, the Special Committee did not include H. Whitney Wagner, who is a managing director of TCR, Ira Neimark, who serves at TCR's request on the board of another company in which funds advised by TCR have a controlling interest (and who resigned from the Company's Board prior to the formation of the Special Committee), Armand Shapiro, who is one of the stockholders of the Company who subsequently exchanged his Shares for interests in GRDG Holdings, or Alyson Henning, who has invested in funds advised by TCR.

     On October 22, 1999, Mr. Davies met with Mr. Uhrig and discussed TCR's proposal. He told Mr. Uhrig that the Board had formed the Special Committee, that the Special Committee would be retaining Robinson-Humphrey to advise it with regard to the transaction, and that Robinson-Humphrey was analyzing TCR's proposal. Mr. Davies suggested that Mr. Uhrig speak with a representative of Robinson-Humphrey to explain in more detail what TCR was contemplating. Mr. Uhrig did that on the following day.

     On October 26, 1999, the representative of Robinson-Humphrey told Mr. Uhrig that the Special Committee had met with its advisors and had decided it would not recommend a transaction in which a fund advised by TCR acquired the Company for $9.50 per share. When Mr. Uhrig called Mr. Davies and asked why the Special Committee had taken that action, in view of the fact that $9.50 per share was substantially higher than the market price of the Company's Common Stock (which at that time was slightly more than $6.50 per share), Mr. Davies said he thought the actions of the Special Committee had not been fully communicated, and suggested that Mr. Uhrig meet in person with the representative of Robinson-Humphrey.

     On November 1, 1999, Mr. Uhrig and an attorney for TCR and funds it advised met in TCR's offices with the representative of Robinson-Humphrey and an attorney for the Company (with another attorney for the Company participating by conference telephone). At this meeting, the representatives of the Company said the Special Committee had decided it could not recommend a transaction at $9.50 per share. In response to a question, they said the Special Committee had not determined a price which it thought it could recommend. Mr. Uhrig then discussed the possibility that the funds might consider making a tender offer at $9 per share without the recommendation of the Company's Board, if the Board would not recommend against the tender offer. The Company's representatives said they would ask the Special Committee to meet to discuss what price might be acceptable to it.

     On November 4, 1999, Mr. Uhrig called the representative of
Robinson-Humphrey and told him that the funds would be willing to increase the price they would pay to $11 per share, but would not go higher than that.

     On the following day, the representative of Robinson-Humphrey told Mr. Uhrig by telephone that the Special Committee had determined it would recommend an offer at $12.25 per share. Mr. Uhrig said the funds would not make an offer at that price, but that they would offer $11.50 per share if (i) the Special Committee and the Board would recommend the offer, (ii) the Company would agree not to solicit offers from anyone else, (iii) the Company would agree that if it received a higher, unsolicited offer, the funds would be given an opportunity to match that higher offer and (iv) the Company would agree that if it terminated its agreement with the funds in order to accept a higher offer from somebody else, the Company would make a termination payment to the funds equal to 3% of the value of the Company's shares at the price the funds had agreed to pay and would reimburse the funds for their expenses up to 1% of that amount.

     On November 8, 1999, the Special Committee voted to authorize Robinson-Humphrey to inform Mr. Uhrig that the Special Committee was inclined to pursue a transaction at $11.50 per share, subject to

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negotiation of a definitive agreement and receipt of assurance that the funds could obtain the necessary financing. In addition, the Special Committee voted to recommend that the Board approve the acquisition of more than 15% of the outstanding Common Stock by the Purchaser or GRDG Holdings.

     On November 8, 1999, the attorneys for the funds sent a draft of a Plan and Agreement of Merger to the attorneys for the Company. Negotiations regarding that Plan and Agreement of Merger took place over the following two weeks.

     On November 22, 1999, the Special Committee recommended that the Board approve the Merger Agreement and the transactions contemplated by it, and the Board did so. In addition, at the recommendation of the Special Committee, the Board amended the Company's Rights Agreement so none of the Purchaser, GRDG Holdings or their affiliates would be an "acquiring person" for purposes of that Agreement. Shortly after that, the Merger Agreement was signed. The parties announced the transaction later that day pursuant to a joint press release.

     In arriving at its decision to approve the Offer and the Merger and recommend that the Company's stockholders accept the Offer and tender their Shares, the Board considered a number of factors, including, without limitation, the following:

          (i) the financial and other terms and conditions of the Offer and the Merger Agreement;

          (ii) the fact that the $11.50 per Share price to be received by the Company's stockholders in both the Offer and the Merger represents a substantial premium over the historical trading prices for the Shares, including a premium over the closing market price of $7.25 per Share on November 19, 1999, the last full trading day prior to the approval and execution of the Merger Agreement;

          (iii) the written opinion of Robinson-Humphrey that the consideration to be received by the Company's stockholders pursuant to the Offer and the Merger is fair to such stockholders from a financial point of view. A copy of Robinson-Humphrey's written opinion is filed as Exhibit 9 to this
     Schedule 14D-9 and is incorporated herein by reference. Such opinion should be read in its entirety for a description of the procedures followed, assumptions and qualifications made, matters considered and limitations of the review undertaken by Robinson-Humphrey;

          (iv) the fact that the Offer and the Merger were not conditioned on the availability of financing which, combined with the experience, reputation and financial condition of the Purchaser, increased the likelihood that the proposed Offer and Merger will be consummated;

          (v) the fact that the Company may terminate the Merger Agreement in order to approve a proposed business combination by a third party on terms more favorable to the Company's stockholders than the Offer and the Merger, upon the payment of the Purchaser's expenses up to $1,285,000 and a $3,850,000 termination fee;

          (vi) the effect of the Offer and the Merger on the Company's relationships with its employees and customers; and

          (vii) the advice of the Company's legal advisors with respect to the terms of the Merger Agreement, the Offer and the Merger.

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     The Board of Directors recognized that consummation of the Offer and the
Merger will deprive current stockholders of the Company of the opportunity to participate in the future growth prospects of the Company and, therefore, in reaching its conclusion to approve the Offer and the Merger, determined that the historical results of operations and future prospects of the Company are currently adequately reflected in the $11.50 price per Share.

     In light of all the factors set forth above, the Board of Directors approved the Offer and the Merger. In view of the variety of factors considered in connection with its evaluation, the Board of Directors did not assign relative weights to the specific factors considered in reaching its decision or determine that any factor was of particular importance. Rather, the Board of Directors viewed its position and recommendations as being based on the totality of the information presented to it and considered by it.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The Company retained Robinson Humphrey to provide the Fairness Opinion in connection with the proposed Offer and Merger. Pursuant to a letter agreement, dated October 11, 1999, between the Company and Robinson-Humphrey Company, the Company has agreed to pay Robinson-Humphrey the following:

     (a) A retainer fee of $25,000, payable upon the signing of the letter agreement;

     (b) A fee of $100,000 for a financial review and analysis and recommendations for response and any further actions to be taken by the Company;

     (c) A fee of $200,000 payable upon the delivery of the Fairness Opinion by Robinson-Humphrey;

     (d) If during the term of Robinson-Humphrey's engagement or within one year after the termination of Robinson-Humphrey's engagement, an acquisition of the Company occurs, then the Company pays to Robinson-Humphrey the following percentages of the consideration involved in the acquisition less any amounts previously paid pursuant to the paragraphs above:

        (1) In the event an acquisition is completed by Three Cities Fund, L.P. or any affiliated investors thereof, the following schedule will be applied to determine the fee payable to Robinson-Humphrey

TOTAL CONSIDERATION                                         PERCENTAGE
-------------------                                         ----------
Up to and including $10.00 per Share......................     0.5%
Plus an amount over $10.00 per Share......................     1.0%

        (2) In the event an acquisition is completed by a party other than Three Cities Research, Inc. or any affiliated investors thereof, then the Company will pay a fee to Robinson-Humphrey equal to 1.0% of the consideration.

     Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

     (a) On August 26, 1999, the Company began a tender offer for up to 3,000,000 shares of Common Stock at $7 per Share. A total of 1,189,411 Shares were tendered in response to this tender offer, which ended on September 23, 1999. On November 18, 1999, Armand Shapiro, a director of the Company exercised options to purchase an aggregate of 259,500 shares of Common Stock. The exercise price for 180,000 of the Shares was $0.11 per Share and the exercise price for the remaining 79,500 shares was $3.33 per Share. Other than as set forth in the preceding sentences, during the past sixty (60) days, no transactions in the Shares have been

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effected by the Company or, to the best of the Company's knowledge, by any executive officer, directors, affiliate or subsidiary of the Company.

     (b) To the best of the Company's knowledge, to the extent permitted by applicable securities laws, rules or regulations, each executive officer, director, affiliate and subsidiary of the Company currently intends to tender all Shares to Purchaser which are held of record or beneficially by such person or over which he, she or it has sole dispositive power.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

     (a) Except as set forth herein, no negotiation is being undertaken or is underway by the Company in response to the Offer which relates to or would result in (1) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary thereof; (2) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary thereof; (3) a tender offer for or other acquisition of securities by or of the Company; or (4) any material change in the present capitalization or dividend policy of the Company.

     (b) Except as set forth herein, there is no transaction, board resolution, agreement in principle or signed contract in response to the Offer that relates to, or would result in, one or more of the events referred to in Item 7(a) above.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

     The Information Statement required by Section 14(f) and Rule 14(f)-1 of the Exchange Act will be furnished separately to Stockholders in connection with the possible designation by the Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Board of Directors of the Company other than at a meeting of the Company's Stockholders.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

      EXHIBIT NO.                                DESCRIPTION
      -----------                                -----------
            1            -- Offer to Purchase, dated November 22, 1999*
            2            -- Letter of Transmittal*
            3            -- Plan and Agreement of Merger, dated as of November 22,
                            1999, between the Purchaser and the Company
            4            -- Proxy Statement of the Company dated April 29, 1999
            5            -- Amended and Restated Rights Agreement dated July 14, 1999
            6            -- Amendment to Rights Agreement dated November 22, 1999
            7            -- Employment Agreement with Paul T. Davies dated June 7,
                            1999
            8            -- Employment Agreement with Armand Shapiro dated June 1,
                            1999
            9            -- Fairness Opinion of The Robinson-Humphrey Company, LLC*
           10            -- Press release issued by the Company and the Purchaser on
                            November 22, 1999

---------------

 *  Included in copies mailed to Stockholders

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 23, 1999

                                          GARDEN RIDGE CORPORATION

                                                  /s/ JANE L. ARBUTHNOT
                                            ------------------------------------
                                             Jane L. Arbuthnot, Chief Financial
                                                          Officer

                                  GARDEN RIDGE

                               NOVEMBER 23, 1999

DEAR GARDEN RIDGE CORPORATION STOCKHOLDER:

     We are pleased to inform you that on November 22, 1999, Garden Ridge Corporation ("Garden Ridge") entered into an agreement with GR Acquisition Corporation, a wholly owned subsidiary of GRDG Holdings LLC ("Purchaser"), which provides for the acquisition of Garden Ridge by means of a cash tender offer and a subsequent merger.

     As the first step of this acquisition, Purchaser is making a cash tender offer for any and all outstanding shares of Garden Ridge's common stock (the "Shares") at a price of $11.50 per Share, net to the seller in cash. Subject to certain conditions, Purchaser and Garden Ridge will be merged subsequent to the completion of the tender offer, and the remaining outstanding Shares will be converted into the right to receive $11.50 per Share. The tender offer is conditioned on, among other things, there being properly tendered and not withdrawn at least 51% of the outstanding shares which Purchaser or GRDG Holdings did not own when it made a public announcement of the tender offer.

     YOUR BOARD OF DIRECTORS HAS DETERMINED THAT THE TENDER OFFER AND THE MERGER ARE FAIR TO AND IN THE BEST INTERESTS OF GARDEN RIDGE'S STOCKHOLDERS AND RECOMMENDS THAT EVERY STOCKHOLDER OF GARDEN RIDGE ACCEPT THE TENDER OFFER AND TENDER HIS, HER OR ITS SHARES.

     In arriving at its recommendation, the Board of Directors gave careful consideration to the factors described in the attached Recommendation/Solicitation Statement on Schedule 14D-9 that is being filed today with the Securities and Exchange Commission, including the opinion of The Robinson-Humphrey Company, LLC, Garden Ridge's financial advisor, to the effect that the consideration to be received by the stockholders pursuant to the offer and the merger is fair to such holders from a financial point of view.

     Enclosed for your consideration are copies of the tender offer materials and Garden Ridge's Schedule 14D-9. These documents should be read carefully. In particular, I call your attention to Item 4 of the Schedule 14D-9, which describes both the reasons for the Board's recommendation and certain additional information that stockholders may wish to consider before taking action with respect to the offer.

                                          Very truly yours,

                                          GARDEN RIDGE SIGNATURE

                                          Paul T. Davies
                                          President and Chief Executive Officer

                                 EXHIBIT INDEX

      EXHIBIT NO.                                DESCRIPTION
      -----------                                -----------
            1            -- Offer to Purchase, dated November 22, 1999*
            2            -- Letter of Transmittal*
            3            -- Plan and Agreement of Merger, dated as of November 22,
                            1999, between the Purchaser and the Company
            4            -- Proxy Statement of the Company dated April 29, 1999
            5            -- Amended and Restated Rights Agreement dated July 14, 1999
            6            -- Amendment to Rights Agreement dated November 22, 1999
            7            -- Employment Agreement with Paul T. Davies dated June 7,
                            1999
            8            -- Employment Agreement with Armand Shapiro dated June 1,
                            1999
            9            -- Fairness Opinion of The Robinson-Humphrey Company, LLC*
           10            -- Press release issued by the Company and the Purchaser on
                            November 22, 1999

---------------

 *  Included in copies mailed to Stockholders